March 22, 2019

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for Putnam International Equity Fund Registration Statement on Form N-14 (File No. 333-229796)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Putnam International Equity Fund (the “Registrant”) is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-229796) relating to the reorganization of Putnam Europe Equity Fund into the Registrant. The Registration Statement was filed with the Securities and Exchange Commission on February 22, 2019, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 22nd day of March, 2019.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Caitlin Robinson at (617) 760-0044.

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Securities and Exchange Commission	- 2 -	March 22, 2019

Sincerely yours,

PUTNAM INTERNATIONAL EQUITY FUND

By:	/s/ Jonathan S. Horwitz
Name:	Jonathan S. Horwitz
Title:	Executive Vice President, Principal Executive
Officer, and Compliance Liaison